Filed by PRA Health Sciences, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: PRA Health Sciences, Inc.
Commission File No. 001-36732
Date: March 31, 2021

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON has filed a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. The registration statement has not yet become effective. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

The following communication was made by PRA Health Sciences, Inc. to its employees on March 31, 2021, including a transcript of the video embedded in the communication.

Joint CEO Q&A distribution email

To: PRA-All Users

From: Executive Leadership Team alias

Subject: Watch:

Date: Thursday, April 1 in the morning, eastern time

OnePRA Team –

It has been about 30 days since the announcement of the pending acquisition of PRA by ICON. This week, we are excited to share a 15-minute video featuring Colin Shannon and Steve Cutler, CEO at ICON, in a joint session that details progress on integration planning and answers several employee questions.

WATCH HERE: https://weare.prahs.com/acquisition

(You must be logged in with your PRA credentials to view the microsite. The joint Q&A video will be the first one you see when scrolling down.)

You will hear the announcement of the integration planning leaders from both PRA and ICON, as well as the third-party consultancy group, with significant experience in our industry, who will help us work through integration planning.

Also, Steve and Colin address an experience that some of you have seen firsthand – PRA and ICON employees are being aggressively targeted by other CROs simply because of the planned acquisition and often with misleading information. Take a look at the video to see how the CEOs respond.

LINK TO WATCH: https://weare.prahs.com/acquisition

As always, our promise to you is to be transparent with regular updates as the two independent companies begin integration planning. We will address your questions and provide context around decisions being made leading into the anticipated deal closing. You can still send your general questions and comments related to the pending acquisition to PRAemployeeQuestions@prahs.com.

While integration planning is in the early stages and the companies continue to operate separately and independently until closing, we ask you to remain focused on delivering high-quality work for clients and to stay dedicated to patients who need our support.

Regards,

PRA Executive Leadership Team

Q.	Let’s start by sharing a little bit about yourselves and your background in the CRO industry.

A.

Steve: Thank you for the welcome, I am an operational guy and as you can probably tell by my accent, I am Australian by birth. I have been in the CRO industry for about 25 years, and I was in the Pharma industry for about 10 years before that. I have worked in various parts of the world, including South Africa, a couple of stints in Europe and for the last 20 years now in the United States. I have been the CEO at ICON for the last 4 years and I have been with ICON for about 10 years so I am very happy to be here and very happy to address some of the questions that our employees have.

Colin: I was a little bit more serendipitous; I had been working in Cincinnati, Ohio and moved back to the UK. I wanted to look for an area where I could still work for an American company and I ended up by pure luck, falling into the CRO world. In all honesty, I took to it well, I enjoy working with smart people and I love the idea of making things better and getting treatments out, so it just ticked a lot of boxes for me. I started working with PPD and I was there for about 12 years and I have now been at PRA for 14 years so it is a good half of my career spent in the CRO space and it has gone rather quickly. But here I am handing over the baton to Steve and I am excited for the opportunity for all of the teams here.

Q.	It has been about 30 days since the announcement. What progress has been made on the integration planning?

A.

Steve: I think good progress has been made on the integration planning over the last month or so. First of all, we have had a very positive response from our customers and from our shareholders and our employees generally as well. But down to business now, we have appointed our two leads from their respective companies, Simon Holmes from ICON and Harris Koffer from PRA are going to be leading the integration effort in the integration management office, so I think that is very positive. They are going to be fully dedicated to that process which is very important. We have also been through a process and we have selected Price Waterhouse Coopers to help us with the methodology around this integration. This will be a large and complex integration and it is something that we take very seriously, so we are involving a third party (PWC) to help us do that. Obviously, that will provide a lot of infrastructure, but we will also be providing both companies with a number of the people involved and we are looking to involve equal numbers from both companies in the integration process. People who understand the business, who understand the way we do finance, our systems and process and will help us bring together those people and those processes under the organisation as we outline it going forward. We anticipate being able to make announcements around the organization itself in the next month or so, well before we close which is expected to be in July. So, I believe we have made some really good progress over the last 30 days.

Colin: Can I just add a piece on the integration process, because I do think it is really important that the selection process that they went though was very interesting and I was pleased with the choice of PWC because of their recent involvement in working with other companies that have been working through the exact same process, so there was good lessons from the good, the bad and the ugly. I love the fact that Steve has made a point that it is going to be driven by the people who know the business and PWC is there to support, so I am very pleased with the way things are evolving and I think it is a good selection, I think the teams are going to combine well to make it a worthwhile, exciting opportunity for integration.

Q.	Why should employees be excited about the opportunities that lie ahead with the combined company?

A.	Colin: There are many factors that are in play. Firstly, it is an exciting change, it is a union of two very successful companies and that creates a huge amount of opportunity. We don’t want it to be the same old, we are going to be innovative and creative and do things differently. For that, you want to part of an exciting timeframe and watch that unfold and see how things develop over time. Others will eventually consolidate, it is going to happen, but we were ahead of the curve and were able to choose out partners. People are in a great position to work together in this union and look forward to the changes that are going to come together. We need both organisations, we are both growing fast, and we will be adding a lot of capability and new staff as the year progresses, so there is a lot of opportunity. I think it will be an exciting time and I urge everybody to enjoy the excitement and stay through the period and see what happens. I think it will be nice to have on your resume that you are part of this great activity.

Q.	Employees at ICON and PRA are aggressively being targeted by other CROs, what strategies are the two companies using to attract and retain the world class talent that both organisations have?

A.

Steve: It is a good question Laurie and I know that our competitors are out there in the marketplace are not just targeting our employees but putting doubt into the minds of our customers as well, that we will be distracted with the integration and will have other things on our mind. I think the first thing we have to do is to double down on the work that we are doing, so that what we have is business as usual, it is very important for all of our employees to do that. But in terms of being targeted, I recognise that we have a lot of really good employees and I am not surprised that our competitors are going after those employees, it is a normal part of business. I would say to our employees that this is really an opportunity for growth, and really to change the way that we do clinical trials. One of the reasons why Colin and I have decided to move this union together is because we see the winds of change in the clinical development landscape, the decentralised clinical trials, the hybrid trials. The pandemic has got us thinking very differently about how we are going to do clinical trials in the future, and I would encourage employees to be a part of that. I think we are going to be able to change the industry over the next few years and that is a long term process, it is something that will not happen tomorrow but I think it is a very exciting time to be with a company that has all of the right components and had the decentralised trial expertise, it has the process, the platforms, the expertise, we have Accellacare global network and we have a number of components that are really coming together with that wind of change. I think we are going to be able to offer employees wonderful career development opportunities, and not just career development, but a change to be part of something this is really life changing I think, and is certainly career changing in the long term. I am very excited about the sorts of things we can offer employees and I would asked them to maybe not always return those calls when they come through but give us a chance to show them what sort of opportunities will be available as a combined entity. I think this union is going to be a very strong one in the industry and we are really going to shake things up a bit.

Colin: It’s affecting us as well, and it’s not just operational people throughout the company - I want people to think that, yes, of course everybody has short term decisions and sometimes it can be lucrative but when you are building a career you want to consider this medium to longer term and you have got to pick where you want to be and do you want to be at the forefront of a company that is going to go and change the industry? Ideally you want to consider your future career and yes, look at these opportunities they will be there in a year or two, I would wait and see how things evolve because I think that the people who stay here are going to be rewarded much more lucratively in the longer term by staying in a job and building a career at what is going to be a very top class company.

Q.	We acknowledge that the scale of integration planning will be quite large, what have we learnt from previous integrations at both PRA and ICON and how can we ensure that we get this right?

A.

Steve: I think we have learnt a lot, ICON and PRA have done a number of integrations over the years. I think the first is to be very considered and thoughtful as we do this. This is not something we need to rush, the principle as I said is of delivering for customers and delivering our current business is really important and to do that people need to have certainty and we need to make it very clear that we don’t intend to make any changes on project teams or on line management and around the operational part of the business at the moment because it essential that we continue to deliver. We also want to be deciding on the best of both companies, this is a union of two very strong companies, we continue to have huge respect from PRA over the years and so this is a union of two companies and we want the best of both companies to be put forward in the combined organisation. That is a very important principle that I am anxious that we stick to as we move through the integration, we are doing that in the integration teams, we are having people from both companies coming together to look at the opportunities, look at the way we structure the group and look at the way we do things going forward. As we go forward we want the right people in those positions, we want to be able to build on the best of both and continue to hire from the outside and develop our people going forward so that we have a very strong organisation going forward. In terms of what we are learning, it is consideration and thoughtfulness, we are not going to rush it and we are going to make sure that we do the right things. Having said that, as we move forward we will me making decisions, we won’t always get it right, occasionally we will make a misstep, in which case we will come back and change it, but we are going to move things forward. We want to remove the uncertainty as far as we can for people so that they understand who they are reporting to as soon as possible and what they need to do to further the organisation going forward.

Colin: Just to add to that, Steve has mentioned that as far as the clients are concerned, we are going to be consistent and keep delivering for them, to them we are expecting no change. If anything as we start to evaluate processes and move forward, it is going to give them incremental added value rather than anything that is going to be a major shakeup. At the foremost of our mind is how do we deliver for our clients and keep execution as best as we can, is of paramount importance. And of course, looking after people is a prime consideration and you can tell from all of our communications, is at the foremost of our minds. We will be very considerate about how we propose things, the ICON group have made sure that PRA are well represented in all of the forums so that we can make sure that we share ideas together and we can come up with the best solutions. We understand that it is not going to be an easy process but we have got time on our hands, we have got to realise things quickly but we want to make sure that the union is stronger and we create positive synergies. So we are going into this eyes wide open, we know it is challenging - but here’s the exciting thing, lots of people are going to be involved in it, we will not be sitting back in an ivory tower telling everybody what to do. This is going to be something for everyone to share and that people will have ideas, we will take these ideas and utilize them so that people will see that we are going to be innovative and creative, and everybody can help us. We anticipate people coming forward with suggestions and ways of moving into the new organisation we are seeking to evolve to.